SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K

                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934

  (Mark One)

     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

               For  the year ending August 16, 2001

     [ ] Transitional report pursuant to Section 15(d) of the Securities Exchange Act of 1934

               Commission file number: 333-80605

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    German American Bancorp 1999
                    Employee Stock Purchase Plan

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    German American Bancorp
                    711 Main Street, Box 810
                    Jasper, Indiana 47546-3042

                              REQUIRED INFORMATION

     A.   Financial Statements


     B.   Signatures


     C.   Exhibits

          Exhibit 23 -- Consent of Independent Auditors

                             GERMAN AMERICAN BANCORP
                          EMPLOYEE STOCK PURCHASE PLAN

                              FINANCIAL STATEMENTS
                            August 16, 2001 and 2000

                             GERMAN AMERICAN BANCORP
                          EMPLOYEE STOCK PURCHASE PLAN
                                 Jasper, Indiana

                              FINANCIAL STATEMENTS
                            August 16, 2001 and 2000


                                    CONTENTS


REPORT OF INDEPENDENT AUDITORS..............................................   1

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS........................   2

     STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS.............   3

     NOTES TO FINANCIAL STATEMENTS..........................................   4

                         REPORT OF INDEPENDENT AUDITORS


Plan Administrator
German American Bancorp
  Employee Stock Purchase Plan
Jasper, Indiana


We have audited the accompanying statements of net assets available for benefits of the German American Bancorp Employee Stock Purchase Plan as of August 16, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended August 16, 2001 and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the German American Bancorp Employee Stock Purchase Plan as of August 16, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.



                                           /s/ Crowe, Chizek and Company, LLP
                                           Crowe, Chizek and Company LLP

Indianapolis, Indiana
October 8, 2001


                             GERMAN AMERICAN BANCORP
                          EMPLOYEE STOCK PURCHASE PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                            August 16, 2001 and 2000

--------------------------------------------------------------------------------

                                                        2001           2000
                                                        ----           ----

ASSETS
Cash                                             $    278,805     $    199,202
                                                 ------------     ------------
NET ASSETS AVAILABLE FOR BENEFITS                $    278,805     $    199,202
                                                 ============     ============


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

                             GERMAN AMERICAN BANCORP
                          EMPLOYEE STOCK PURCHASE PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      Years ended August 16, 2001 and 2000

--------------------------------------------------------------------------------

                                                      2001             2000
                                                      ----             ----

Additions to net assets attributed to:
    Contributions
       Participants                              $    278,805     $    199,202
       Employers                                       39,991              ---
                                                 ------------     ------------
          Total additions                             318,796          199,202

Deductions from net assets attributed to:
    Purchase of stock                                 239,193              ---
                                                 ------------     ------------
       Total deductions                               239,193              ---
                                                 ------------     ------------

Net increase                                           79,603          199,202

Net assets available for benefits
    Beginning of year                                 199,202              ---
                                                 ------------     ------------

    End of year                                  $    278,805     $    199,202
                                                 ============     ============

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

                             GERMAN AMERICAN BANCORP
                          EMPLOYEE STOCK PURCHASE PLAN
                          NOTES TO FINANCIAL STATEMENTS
                            August 16, 2001 and 2000

--------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the German American Bancorp Employee Stock Purchase Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General: The purpose of the Plan is to provide eligible employees of German American Bancorp (the Company) and its subsidiaries an opportunity to purchase common shares of the Company financed by payroll deductions. The Plan provides for the purchase of up to 425,000 shares of common stock (subject to adjustment for changes in the Company's capitalization, including stock dividends and splits), which the Company may obtain by purchases on the open market or from private sources, or by issuing authorized but unissued common shares. The plan covers all employees of the Company and its subsidiaries who have completed six months of service prior to the start of the plan year, with customary employment of at least 20 hours per week. The Company shall determine the participant purchase price for common shares under the plan, which price shall be in the range from 85% to 100% of the fair market value of the common shares at the beginning or end of the Plan year.

Contributions: Eligible employees must elect to participate in the plan before the start of the plan year and may make contributions up to $25,000 of their total compensation. Employees may modify deferrals once during the plan year or may elect to terminate participation at any point during the plan year. Upon terminating participation, the balance in the participant account shall be paid to the employee.

Participant Accounts: Each participant's account is credited with the participant's contributions through payroll deductions. At the end of the Plan year, the balance of participant accounts will be used to purchase the number of whole and fractional shares of Company common stock that may be purchased for the participant purchase price. Ownership of common shares purchased is transferred to the participants, and the shares are not assets of the Plan. For the Plan years ended August 16, 2001 and 2000, the participant purchase price determined by the Company was 85% of the lower of the fair market value of common shares at the beginning of the Plan year or the fair market value at the end of the plan year.

Retirement, Termination and Death: A participant is entitled to 100% of his or her account balance upon retirement, termination or death.

Payment of Benefits: Certificates for common shares purchased under the Plan may be registered only in the name of the participating employee, or in his or her name jointly with a member of his or her family, with right of survivorship. There are no restrictions imposed by the Plan on the resale of common shares purchased under the plan.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

Employer Contributions: The Company contributes the difference between the cost of shares acquired on the open market or from private sources and the participant purchase price. The Company may elect to issue shares to participants rather than acquiring shares on the open market. Since the Company has no obligation to contribute cash to the Plan, employer contributions are recorded when received.

Payment of Benefits: Benefits are recorded when paid.

NOTE 3 - RELATED PARTY TRANSACTIONS

The cash of the Plan is held in a non-interest bearing checking account at German American Bank, a wholly owned subsidiary of the Company. See also Note 6.


NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right to terminate or amend the Plan at any time. The Plan may continue until all the stock allocated to the Plan has been issued or until after the tenth plan year-end is completed, whichever is earlier. The Plan year ended August 16, 2000 was the first Plan year.


NOTE 5 - TAX STATUS

The Plan is not qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code") and is not subject to any provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, and the provisions of the Plan shall be construed so as to extend and limit participation in a manner consistent with the requirement of that Section of the Code.

NOTE 6 - SUBSEQUENT EVENT

In September 2001, the Company purchased 25,394 common shares on the open market for $479,607. Funding for the purchase of the common stock was from employee contributions totaling $278,805 and Company contributions of $200,802.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Human Resources Committee, acting as the administrator of the German American Bancorp 1999 Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized, on November __, 2001.

                          German American Bancorp 1999
                          Employee Stock Purchase Plan
                          (Name of Plan)



                          By:
                               -------------------------------------------------
                               Mark A. Schroeder, a member of the
                               Human Resources Committee


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